UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 30, 2013.

Exhibit 99.1

Douglas Channel LNG Project, British Columbia

Further to recent announcements regarding the Douglas Channel LNG Project, a clarification press release has been issued by the Project Partners and is attached below for reference.

August 30, 2013

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda.

Questions should be directed to:

Golar Management Limited - +44 207 063 7900

Doug Arnell - Chief Executive Officer

Brian Tienzo - Chief Financial Officer

Stuart Buchanan - Investor Relations

August 30, 2013

For Immediate Release

BC LNG Pre-FID Steering Committee Clarification to recent media articles

Vancouver, BC. The project partners and members of the Pre-FID Steering Committee (PSC) for the BC LNG Project: Golar LNG Limited, LNG Partners LLC, and the HN LNG GP (in which the Haisla Nation is a limited partner), today confirm, in response to recent news media articles, that front end engineering and design (FEED) for the barge-based liquefaction solution and associated land-based facilities, together with permitting discussions with federal and provincial government authorities, continue according to the project strategy established by the PSC.

The PSC has not given any approval to Exmar for supply of a barge or for direct participation in the relevant project entities and to date has not had any discussions of any kind with Exmar for the furtherance of such a transaction.

Contact: Gary Ley, 604-787-5467, gary@glpa.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 30, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer